July 2, 2025

Robert Perri
Chief Executive Officer
OceanPal Inc.
c/o Steamship Shipbroking Enterprises Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

        Re: OceanPal Inc.
            Registration Statement on Form F-1
            Filed June 18, 2025
            File No. 333-288153
Dear Robert Perri:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 18, 2025
Cover Page

1. On the cover page and at page 8, you disclose that the Warrants also contain "certain anti-dilution protections, as further described herein." However, it does not appear that such anti-dilution protections are described in the prospectus. Please revise.
Exhibits

2. We note that the Units include both Unit Shares and Warrant Shares and that the
       Common Shares will include preferred stock purchase rights, which you describe at page 91. However, we also note that the legality opinion filed as
Exhibit 5.1 does not
       appear to cover the legality of such rights. Please obtain and file an expanded opinion to address the legality of such rights. For guidance, please see Section II.B.1.g. of
 July 2, 2025
Page 2

       Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings
       (October 14, 2011).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy S. Levenberg at 202-551-3707 or Laura Nicholson at 202-
551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Edward S. Horton, Esq., of Seward & Kissel LLP